LAW OFFICES

EDWARD H. GILBERT

PROFESSIONAL ASSOCIATION

5100 Town Center Circle

Telephone: (561) 361-9300

Suite 430

Telefax (561) 361-9369

Boca Raton, Florida 33486

E-Mail: ehgilbert@ehgpa.com

July 24, 2006

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Gentor Resources, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form SB-2 (the “Amendment”)

File Number 333-130386

Dear Mr. Reynolds:

Reference is made to your letter of June 12, 2006 to Lloyd J. Bardswich (the “Comment Letter”) in regard to the matter referenced above.  Accompanying this letter (the “Response Letter”) please find Three (3) hard copies of the Amendment.  For convenience, the narrative portion of one (1) hard copy has been marked to reflect the changes from the prior filing (the “Blacklined Amendment”).

The following captions and paragraph numbers set forth in this Response Letter refer to the caption and paragraph numbers contained as a part of the Comment Letter:

General:

1.

The Amendment as filed on EDGAR has been formatted in the manner requested.

Prospective Summary:

2.

The summary has be significantly revised to briefly describe the proposed activities of the Company.

Risk Factors:

3.

The potential risk if more than the minimum but less than the maximum amount of proceeds is received has been discussed.

4.

A risk factor has been added to discuss the potential effect upon investors if the Company were to become involved with a joint venture partner.

5.

The Amendment reports the results of sampling and chemical analyses in the manner identified.

July 24, 2006

Use of Proceeds:

6.

The additional disclosure has been added as requested.

7.

The Use of Proceeds table has been revised as requested and additional Use of Proceeds tables have been added to better identify the potential uses of proceeds based upon certain assumptions.

8.

Please see item 7 above.  Additionally, the referenced provision has been revised to better describe the intention of the Company in the event that the Company determines that there is no viable commercial production available from the Subject Claims.

Dilution:

9.

All negative amounts have been bracketed.

10.

The dilution table has been revised as requested.

11.

The pro forma amounts have been revised.

Management’s Plan of Operation:

12.

The discussion has been revised to identify the potential use of proceeds in excess of amounts that may be required for the Company’s Phase I and Phase II exploration programs.

13.

The discussion withing the plan of operation section has been clarified as requested.

14.

The amount of the Net Smelter Return has been discussed in greater detail.

15.

The requested discussion relating to when and how the Company may determine that maintenance of its interest in the Subject Claims was no longer commercially desirable has been included.

16.

The requested discussion relating to the manner in which the Company would assess and acquire new properties has been included.

17.

The statements have been updated.

18.

The status of the permit has been updated.

19.

Discussion of the Company’s plan of operation after completion of Phase 2 of its exploration plan has been included.

Certain Transactions:

20.

The promoters of the Company have been identified.

Shares Eligible for Future Sale:

21.

The section has been revised to identify the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act and to discuss the restrictions thereon.

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July 24, 2006

Financial Statements:

22.

Current financial statements have been included as part of the Amendment.

Option Agreement:

23.

An executed copy of the Option Agreement has been filed on EDGAR.

Very truly yours,

/S/ Edward H. Gilbert

Edward H. Gilbert

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